Exhibit 99.1

ROGERS WIRELESS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2006

Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with our 2005 Annual MD&A and our 2005 Annual Audited Consolidated Financial Statements and Notes thereto. The financial information presented herein has been prepared on the basis of Canadian generally accepted accounting principles (“GAAP”) for interim financial statements and is expressed in Canadian dollars. Please refer to Note 22 to our 2005 Audited Consolidated Financial Statements for a summary of the differences between Canadian and United States (“U.S.”) GAAP for the year ended December 31, 2005. This MD&A is current as of July 31, 2006.

In this MD&A, the terms “we”, “us”, and “our” refer to Rogers Wireless Inc. and its subsidiaries.

Throughout this MD&A, percentage changes are calculated using numbers rounded to the decimal to which they appear.

COMPANY OVERVIEW

We are the largest Canadian wireless communications service provider, serving over 6.3 million subscribers at June 30, 2006. We operate a Global System for Mobile Communications/General Packet Radio Service (“GSM/GPRS”) network, with Enhanced Data for GSM Evolution (“EDGE”) technology. We are Canada’s only carrier operating on the world standard GSM technology platform. The GSM/GPRS/EDGE network provides coverage to approximately 94% of Canada’s population. Subscribers to our wireless services have access to these services across the U.S. through our roaming agreements with various wireless operators. Our subscribers also have access to wireless voice service internationally in over 182 countries and GPRS service internationally in over 89 countries, including throughout Europe, Asia, Latin America, and Africa through roaming agreements with other GSM wireless providers.

We are wholly owned by Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). RCI is a diversified Canadian communications and media company which, in addition to its ownership in Rogers Wireless, is engaged in cable television, high-speed Internet access, video retailing and local and long distance voice and data telecommunications services for business and residential customers across Canada through Canada's largest cable television provider, Rogers Cable Inc. (“Rogers Cable and Telecom”); and in radio, television broadcasting, televised shopping, publishing businesses and sports entertainment through Rogers Media Inc. (“Rogers Media”), collectively referred to herein as the “Rogers Group of Companies”.

Rogers Wireless Inc.	1	Second Quarter 2006

SUMMARY CONSOLIDATED FINANCIAL RESULTS

For the Three and Six Months Ended June 30, 2006

Summarized Consolidated Financial Results

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per share amounts and margin)	2006	2005	% Chg	2006	2005	% Chg
Operating revenue
Postpaid	$1,002.5	$816.7	22.8	$1,909.2	$1,567.0	21.8
Prepaid	48.8	53.0	(7.9)	95.4	101.0	(5.6)
One-way messaging	4.0	5.0	(20.0)	7.5	10.0	(25.2)
Network revenue	1,055.3	874.7	20.6	2,012.1	1,678.0	19.9
Equipment sales	95.8	89.2	7.4	190.3	161.3	18.0
Total operating revenue	1,151.1	963.9	19.4	2,202.4	1,839.3	19.7

Operating expenses
Cost of equipment sales	189.7	161.3	17.6	384.3	320.9	19.8
Sales and marketing expenses	137.6	133.2	3.3	265.8	257.2	3.3
Operating, general and administrative expenses	335.8	292.9	14.6	655.8	582.5	12.6
Management fees	3.1	3.0	3.3	6.2	6.0	3.2
Integration expenses(1)	1.2	11.7	(89.7)	4.5	15.6	(71.2)
Total operating expenses	667.4	602.1	10.8	1,316.6	1,182.2	11.4

Operating profit (2)(3)	483.7	361.8	33.7	885.8	657.1	34.8
Depreciation and amortization	151.8	164.0	(7.5)	297.5	309.4	(3.8)
Operating income	331.9	197.8	67.8	588.3	347.7	69.2
Interest expense on long-term debt	(99.7)	(101.3)	(1.6)	(201.3)	(201.3)	(0.0)
Interest income from affiliated company	39.9	-	n/m	79.3	-	n/m
Foreign exchange gain (loss)	36.4	(11.8)	n/m	35.2	(15.7)	n/m
Change in the fair value of derivative instruments	(33.0)	10.4	n/m	(30.2)	14.1	n/m
Other income (expense)	0.7	0.6	16.7	0.2	(0.1)	n/m
Income tax recovery (expense):
Current	1.4	(1.7)	n/m	-	(3.4)	n/m
Future	(89.2)	-	n/m	(138.0)	-	n/m
Net income	$188.4	$94.0	100.4	$333.5	$141.3	136.1

Earnings per share - basic and diluted	$92.19	$58.63	57.2	$157.65	$88.07	79.0
Operating profit margin as % of network revenue (3)	45.8%	41.4%		44.0%	39.2%
Additions to property, plant and equipment ("PP&E")(3)	$207.0	$153.7	34.6	$321.9	$273.0	17.9

(1)	Expenses incurred relate to the integration of the operations of Fido Solutions Inc (“Fido”), a wholly owned subsidiary of Rogers Wireless Inc.
(2)
Operating profit includes a loss of $5.3 million and $7.9 million related to the Inukshuk wireless broadband initiative for the three and six months ended June 30, 2006, respectively (2005 - loss of $2.9 million and $4.4 million for the three and six months ended June 30, 2005, respectively).

(3)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information” sections.

Rogers Wireless Inc.	2	Second Quarter 2006

Network Revenue and Subscribers

	Three Months Ended June 30,				Six Months Ended June 30,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2006	2005	Chg	% Chg	2006	2005	Chg	% Chg
Postpaid
Gross additions	318.2	306.8	11.4	3.7	621.8	636.4	(14.6)	(2.3)
Net additions	130.0	116.5	13.5	11.6	219.6	205.7	13.9	6.8
Total postpaid retail subscribers					5,037.8	4,389.8	648.0	14.8
Average monthly revenue per user ("ARPU")(1)	$67.26	$62.92	$4.34	6.9	$64.75	$61.08	$3.67	6.0
Average monthly usage (minutes)	561	511	50	9.8	541	483	58	12.0
Monthly churn	1.27%	1.47%	(0.20%)	(13.6)	1.37%	1.69%	(0.32%)	(18.9)
Prepaid
Gross additions	138.4	139.8	(1.4)	(1.0)	264.9	263.1	1.8	0.7
Net additions (losses)(2)	(15.9)	8.0	(23.9)	-	(56.8)	(16.2)	(40.6)	-
Total prepaid retail subscribers					1,293.0	1,317.9	(24.9)	(1.9)
ARPU(1)	$12.57	$13.52	$(0.95)	(7.0)	$12.12	$12.79	$(0.67)	(5.2)
Monthly churn(2)	3.97%	3.37%	0.60%	17.8	4.08%	3.54%	0.54%	15.3
Wholesale
Total wholesale subscribers					123.8	106.4	17.4	16.4

(1)   As defined. See the “Key Performance Indicators and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.
(2)
Effective November 9, 2004, the deactivation of prepaid subscribers acquired from Fido is recognized after 180 days of no usage to conform to the Wireless prepaid churn definition. This had the impact of decreasing prepaid subscriber net losses by approximately 12,000 in the six months ended June 30, 2005 and reducing prepaid churn by 0.18% for the six months ended June 30, 2005. There was no impact in the three months ended June 30, 2005 or any period in 2006.

Network Revenue

The increases in network revenue for the three and six months ended June 30, 2006 compared to the prior year periods were driven by the continued growth of our postpaid subscriber base and improvements in postpaid average monthly revenue per user (“ARPU”).

During the three and six months ended June 30, 2006, the increases in postpaid subscriber net additions were largely driven by the launch of innovative handsets and wireless applications, many of which are exclusive to Rogers, as well as unique promotions such as our successful Mother’s Day and Fido Instant Messaging promotions. The net losses of prepaid subscribers during the second quarter and year-to-date periods reflect our strategic focus on the postpaid segment of the market and highly competitive prepaid offerings in the market. In total, we ended the quarter with a total of 6,330,800 postpaid and prepaid retail wireless subscribers.

The year-over-year increases in postpaid ARPU for both the second quarter and year-to-date periods reflect the combination of higher data and roaming revenues and increases in the penetration of optional services.

During the three and six months ended June 30, 2006, wireless data revenue increased by 65.1% and 68.3%, respectively, over the corresponding periods in 2005 and totalled $110.7 million and $209.2 million, respectively. These increases in data revenue reflect the continued rapid growth of text and multimedia messaging services, wireless Internet access, BlackBerry, downloadable ring tones, music and games, and other wireless data services and applications. For the second quarter of 2006, data revenue represented approximately 10.5% of total network revenue compared to 7.6% in the same period last year.

Rogers Wireless Inc.	3	Second Quarter 2006

Roaming revenues during the three and six months ended June 30, 2006 increased 20.3% and 26.1%, respectively, over the corresponding periods in 2005. As Canada’s only GSM/GPRS/EDGE provider, we experienced increases in outbound roaming revenues from our subscribers travelling outside of Canada as well as strong growth in inbound roaming revenues from travelers to Canada who utilized our network.

Our success in the continued reduction in postpaid churn largely reflects proactive and targeted customer retention activities as well as the increased network density and coverage quality resulting from the completion of the integration of the Fido GSM network in 2005. We continue to have opportunity for improvement in the area of prepaid churn which, has increased on a year-over-year basis. The churn increase was largely due to competitive prepaid offerings in the market. We are evaluating alternatives to enhance the competitiveness of our prepaid offerings. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

Equipment Sales

The year-over-year increases in revenue from equipment sales, including activation fees and net of equipment subsidies, reflects the increased volume of handset upgrades associated with subscriber retention programs combined with the generally higher prices of handsets and devices.

Operating Expenses
	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars, except per subscriber statistics)	2006	2005	% Chg	2006	2005	% Chg
Operating expenses
Cost of equipment sales	$189.7	$161.3	17.6	$384.3	$320.9	19.8
Sales and marketing expenses	137.6	133.2	3.3	265.8	257.2	3.3
Operating, general and administrative expenses	335.8	293.0	14.6	655.8	582.5	12.6
Management fees	3.1	3.0	3.3	6.2	6.0	3.3
Integration expenses (1)	1.2	11.7	(89.7)	4.5	15.6	(71.2)
Total operating expenses	$667.4	$602.2	10.8	$1,316.6	$1,182.2	11.4

Average monthly operating expense per subscriber before sales and marketing expenses(2)	$20.17	$19.69	2.4	$19.98	$19.54	2.3

Sales and marketing costs per gross subscriber addition (2)	$397	$374	6.1	$403	$377	6.9

(1)	Expenses incurred related to the integration of the operations of Fido.
(2)	As defined. See the “Key Performance Indicator and Non-GAAP Measures” section. As calculated in the “Supplementary Information” section.

The increases in cost of equipment sales for the three and six months ended June 30, 2006 were directly the result of the increased volume of handset upgrades, as discussed above.

Sales and marketing expenses increased slightly year-over-year compared to the corresponding periods in 2005 as our marketing efforts continue to include targeted programs to acquire higher value customers on longer term contracts, resulting in increases in our sales and marketing costs per gross addition. During the second quarter of 2006, we also launched a new collection of MP3 and video phones as well as an exclusive agreement with 2006 FIFA World Cup Soccer whereby for the first time ever, soccer fans across the country were able to experience the event with near-live news updates direct to their mobile phones - including game video highlights, ring tune and caller ring tracks, player interviews, country flags and graphics, and SMS update messages.

Rogers Wireless Inc.	4	Second Quarter 2006

The increased operating, general and administrative expenses were primarily due to the increases in retention spending and costs to support data and roaming, partially offset by savings related to operating and scale efficiencies across various functions.

Total retention spending, including subsidies on handset upgrades, was $85.9 million and $164.3 million for the three and six months ended June 30, 2006, respectively, compared to $60.6 million and $121.0 million for the corresponding periods in 2005. Retention spending, on both an absolute and a per subscriber basis, is expected to continue to grow as wireless market penetration in Canada deepens and wireless number portability (“WNP”) becomes available in March 2007. (See the section entitled “Caution Regarding Forward-Looking Statements” below.)

The substantial declines in integration expenses associated with the Fido acquisition from 2005 levels reflect the completion of the integration project. These current year integration expenses, which are predominantly for severance and consulting, have been recorded within operating expenses.

The modest increases in average monthly operating expense per subscriber, excluding sales and marketing expenses and including management fees and integration expenses, were primarily due to increased spending on handset upgrades associated with retention programs.

Operating Profit

The strong year-over-year growth in operating profit was largely the result of the growth in network revenue exceeding the growth in operating expenses. As a result, our operating profit margins increased for both the three and six months ended June 30, 2006 compared to the corresponding periods in 2005.

Our operating loss related to the Inukshuk wireless broadband initiative is included in the Wireless operating profit. During the three and six months ended June 30, 2006, the Inukshuk wireless broadband initiative recorded an operating loss of $5.3 million and $7.9 million, respectively, compared to an operating loss of $2.9 million and $4.4 million for the three and six months ended June 30, 2005, respectively.

Rogers Wireless Inc.	5	Second Quarter 2006

Reconciliation of Operating Profit to Net Income for the Period

The items required to reconcile operating profit to operating income and net income as defined under Canadian GAAP are as follows:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Operating profit (1)	$483.7	$361.8	33.7	$885.8	$657.1	34.8
Depreciation and amortization	(151.8)	(164.0)	(7.4)	(297.5)	(309.4)	(3.8)
Operating income	331.9	197.8	67.8	588.3	347.7	69.2
Interest expense on long-term debt	(99.7)	(101.3)	(1.6)	(201.3)	(201.3)	(0.0)
Interest income from affiliated company	39.9	-	n/m	79.3	-	n/m
Foreign exchange gain (loss)	36.4	(11.8)	n/m	35.2	(15.7)	n/m
Change in the fair value of derivative instruments	(33.0)	10.4	n/m	(30.2)	14.1	n/m
Other income (expense)	0.7	0.6	16.7	0.2	(0.1)	n/m
Income tax recovery (expense) :
Current	1.4	(1.7)	n/m	-	(3.4)	n/m
Future	(89.2)	-	n/m	(138.0)	-	n/m
Net income	$188.4	$94.0	100.4	333.5	$141.3	136.0

(1)    As defined. See the “Key Performance Indicators and non-GAAP Measures” section.

Depreciation and Amortization Expense

Depreciation and amortization expense remained consistent during the three and six months ended June 30, 2006, compared to the corresponding periods in 2005.

Operating Income

Operating income grew to $331.9 million and $588.3 million for the three and six months ended June 30, 2006, respectively. The 67.8% and 69.2% increases from the respective periods in 2005 reflect increased operating profit as previously discussed.

Interest on Long-Term Debt

Interest expense of $99.7 million and $201.3 million for the three and six months ended June 30, 2006 were essentially unchanged compared to the corresponding periods in 2005 since total debt, including the economic impact of cross-currency interest exchange agreements, was essentially unchanged for the three and six months ended June 30, 2006 compared to three and six months ended June 30, 2005.

Interest Income from Affiliated Company

Interest income from affiliated company of $39.9 million and $79.3 million for the three and six months ended June 30, 2006, respectively, (2005 - nil) reflect the interest earned on the $2.0 billion note receivable from a subsidiary of RCI.

Rogers Wireless Inc.	6	Second Quarter 2006

Foreign Exchange Gain (Loss)

The $36.4 million and $35.2 million foreign exchange gain in the three and six month periods ending June 30, 2006, respectively, were primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar during the first and second quarter of 2006 relative to 2005.

Change in Fair Value of Derivative Instruments

For the three and six months ended June 30, 2006, the change in the fair value of our cross-currency interest rate exchange agreements not accounted for as hedges resulted in a loss of $33.0 million and $30.2 million, respectively, compared to $10.4 million and $14.1 million gain in the corresponding periods of 2005.

Income Taxes

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax (“LCT”). Due to elimination of the LCT, no amount has been expensed for the six months ended June 30, 2006 as compared to $3.4 million for the corresponding period ended June 30, 2005. A current income tax recovery of $1.4 million has been recorded for the three month period ended June 30, 2006 to reverse amounts expensed during the previous quarter.

Future income tax expense for the three and six month periods ended June 30, 2006 is $89.2 million and $138.0 million, respectively. No future income tax expense was recorded for the corresponding periods ended June 30, 2005. Future income tax expense in the current periods resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been recognized at December 31, 2005.

In addition, we reduced the valuation allowance recorded against certain future income tax assets by $82.3 million during the current period. Approximately $61.4 million of the future income tax assets recognized relate to future income tax assets arising on acquisitions. Accordingly, this portion of the benefit has been reflected as reduction of goodwill.

Net Income

We recorded net income of $188.4 million and $333.5 million in the three and six months ended June 30, 2006, respectively, compared to $94.0 million and $141.3 million in the corresponding periods of 2005, primarily as a result of increased operating profit as discussed previously.

Rogers Wireless Inc.	7	Second Quarter 2006

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT

Our additions to Wireless property, plant and equipment (“PP&E”) are classified into the following categories:

	Three Months Ended June 30,			Six Months Ended June 30,
(In millions of dollars)	2006	2005	% Chg	2006	2005	% Chg
Additions to PP&E
Network - capacity	$50.1	$75.3	(33.5)	$87.9	$162.0	(45.7)
Network - other	24.4	25.6	(4.7)	31.3	41.3	(24.2)
Information technology and other	16.0	19.2	(16.7)	32.6	32.1	1.6
Inukshuk	12.5	-	n/m	49.7	-	n/m
HSDPA	103.9	-	n/m	120.4	-	n/m
Integration of Fido	-	33.6	n/m	-	37.6	n/m
Total additions to PP&E	$206.9	$153.7	34.6	$321.9	$273.0	17.9

The $206.9 million and $321.9 million of additions to PP&E for the three and six months ended June 30, 2006, respectively, reflect spending on network capacity and technology enhancements.

On February 9, 2006, we announced our intention to begin deploying a 3G network based upon the UMTS/HSDPA (Universal Mobile Telecommunications System/High Speed Downlink Packet Access), which is the next-generation technology evolution for the global standard GSM platform, which provides broadband wireless data speeds that will enable new and faster data products such as video conferencing and mobile television as well as simultaneous voice and data usage. We estimate that the deployment of this network across most of the major Canadian cities will require total spending of approximately $390 million over the combined course of 2006 and 2007, including approximately $70 million of capacity spending that would have otherwise been invested in GSM. (See the section entitled “Caution Regarding Forward-Looking Statements” below.) To date, $120.4 million has been incurred on the deployment of HSDPA.

Other network-related additions to PP&E in the three and six months ended June 30, 2006 primarily reflect capacity expansion of the GSM/GPRS network. The remaining network-related additions to PP&E relate mainly to technical upgrade projects, consisting primarily of new cell site build and operational support systems. Other additions to PP&E reflect information technology initiatives such as office system upgrades and other facilities and equipment.

Additions to PP&E during the three and six months ended June 30, 2006 also includes $12.5 million and $49.7 million, respectively, of expenditures related to Inukshuk.

Rogers Wireless Inc.	8	Second Quarter 2006

Recent Developments

Effective March 31, 2006, we contributed certain assets to Inukshuk Wireless Partnership, a joint venture between Bell Canada (“Bell”) and ourselves to build and manage a Canada-wide wireless broadband network licenced by Industry Canada. Each venturer has a 50% ownership interest. The network footprint is expected to cover over 45 cities and approximately 100 unserved rural and remote communities across Canada by the end of 2008.

The initial phase of the network covers over five million households and 40% of the Canadian population and is now available in 20 centres across Canada. This next generation Internet Protocol (“IP”) wireless network based on pre-WiMAX standards enables portable megabit services, allowing subscribers to access the Internet and other applications such as voice-over Internet Protocol (“VoIP”), video streaming and a variety of data applications. The total investment in the partnership is expected to reach $200 million by 2008. Inukshuk also invests a minimum of $3 million per year to support content and connectivity initiatives. While this is a common network that we share with Bell, we each compete for customers and offer our own services, support and billing to these customers.

The Inukshuk fixed wireless network leverages existing network sites of both Rogers and Bell, wirelessly connecting each of our respective customers to the Internet and providing secure data transmission over licenced spectrum. The new technology is also being deployed by companies in the U.S. and certain countries in Europe and Inukshuk expects Canadian users to have access to an extensive North American broadband footprint in the future.

Our contribution to the partnership on March 31, 2006 included 2.5GHz spectrum with an estimated fair value of $55.0 million. As at June 30, 2006 and for the three and six months ended June 30, 2006, we have proportionately consolidated 50% of Inukshuk’s results.

LIQUIDITY AND CAPITAL RESOURCES

Operations

For the three month period ended June 30, 2006, cash generated from operations before changes in non-cash operating items, which is calculated by adjusting to remove the effects of all non-cash items from net income, increased to $389.4 million from $262.0 million in the corresponding period of 2005. The $127.4 million increase is primarily the result of the increase in operating profit.

Taking into account the changes in non-cash working capital items for the three months ended June 30, 2006, cash generated from operations was $365.0 million, compared to $235.5 million in the corresponding period of 2005.

Funds raised in the three months ended June 30, 2006, totalled $387.7 million, comprised of cash flow from operations of $365.0 million together with $15.0 million net drawdowns under the bank credit facility and $7.7 million received as consideration for the issuance of ten common shares to RWCI.

Rogers Wireless Inc.	9	Second Quarter 2006

Funds used during the three months ended June 30, 2006, totalled approximately $368.0 million, the details of which are:

•	Funding the $187.7 million of additions to PP&E, net of the $19.3 million change in non-cash working capital;

•	Funding the repayment at maturity of an aggregate $160.0 million principal amount of 10.50% Senior Secured Notes;

•	Funding the net cash settlement of $10.3 million upon the maturity of a cross-currency interest rate exchange agreement in the notional amount of US$51.83 million;

•	Funding an aggregate $9.0 million net intercompany advances to RWCI;

•	Funding the $0.8 million cash portion of dividends paid on our first preferred shares; and

•	Funding $0.2 million repayment of mortgages and capital leases.

Taking into account the cash deficit of $58.7 million at the beginning of the three month period, the cash deficit at June 30, 2006 was $39.0 million.

Financing

Our long-term financial instruments are described in Note 10 to our 2005 Annual Audited Consolidated Financial Statements. During the three months ended June 30, 2006, the following changes to our financing took place: we repaid all of our outstanding 10.50% Senior Secured Notes that matured June 1, 2006 in the aggregate principal amount of $160.0 million; we paid a net cash settlement of $10.3 million upon the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million; we made net draw downs of $15.0 million under our bank credit facility; we made net intercompany advances to RWCI of $9.0 million; we received a cash payment of $7.7 million for the issuance of ten common shares to RWCI; and we paid dividends of $53.4 million to RCI on our first preferred shares, of which $0.8 million was cash.

Interest Rates and Foreign Exchange Management

Economic Hedge Analysis

For the purpose of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures, in that we include all cross-currency interest rate exchange agreements (whether or not they qualify as hedges for accounting purposes) since all such agreements are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of US dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our cross-currency interest rate exchange agreements regardless of qualification for accounting purposes analysis.

Rogers Wireless Inc.	10	Second Quarter 2006

The only change in our hedging status during the three months ended June 30, 2006 was on an economic basis and was due to the maturity on June 1, 2006 of a cross-currency interest rate exchange agreement in the notional principal amount of US$51.83 million. As at June 30, 2006, 95.7% of our U.S. dollar denominated debt was hedged on an economic basis and 79.1% was hedged on an accounting basis, as outlined below.

(In millions of dollars, except percentages)	June 30, 2006			December 31, 2005
U.S. dollar-denominated long-term debt	US	$3,364.9		US	$3,364.9

Hedged with cross-currency interest rate exchange agreements	US	$3,220.0		US	$3,271.8

Hedged Exchange Rate		1.2823			1.2826

Percent Hedged		95.7	%(1)		97.2%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$4,808.6		Cdn	$5,019.3
Total long-term debt at fixed rates	Cdn	$4,120.9		Cdn	$4,228.2
Percent of long-term debt fixed		85.7%			84.2%

Weighted average interest rate on long-term debt		8.24%			8.13%

(1)    Pursuant to the requirements for hedge accounting under AcG-13, on June 30, 2006, we accounted for 82.6% of our cross currency interest rate exchange agreements as hedges against designated U.S. dollar-denominated debt. As a result, 79.1% of U.S. dollar-denominated debt is hedged for accounting purposes versus 95.7% on an economic basis.
(2)    Long-term debt includes the effect of the cross-currency interest rate exchange agreements.

Outstanding Share Data

On April 7, 2006, we issued 10 common shares to RWCI for cash consideration of $7.7 million.

Dividends and Distributions

On April 7, 2006, we paid dividends of $53.4 million to RCI on our First preferred shares. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. We subsequently repaid this note by transferring a $52.6 million non-interest bearing demand promissory note from a subsidiary of RCI and cash of $0.8 million to another subsidiary of RCI.

Rogers Wireless Inc.	11	Second Quarter 2006

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

Our material obligations under firm contractual arrangements, including commitments for future payments under long-term debt arrangements, capital lease obligations and operating lease arrangements, are summarized in our 2005 Annual MD&A, and are further discussed in the Notes to our 2005 Audited Consolidated Financial Statements. There have been no significant changes to our material contractual obligations since December 31, 2005.

GOVERNMENT REGULATION AND REGULATORY DEVELOPMENTS

The significant government regulations which impact our operations are summarized in our 2005 Annual MD&A. The only significant changes to those regulations since December 31, 2005, are as follows:

Telecommunications Policy Report

On March 22, 2006, the report of the Telecommunications Policy Review Panel was released. The Panel was asked by the previous Liberal government to study Canadian telecommunications policy to make recommendations to improve the regulatory environment, expand broadband services to remote locations and further the deployment of information and communications technology in Canada. The report generally recommended greater reliance on market forces and a reduction in government regulation. The report recommends continued regulation of the incumbent wireline telephone companies in circumstances where they possess significant market power. We believe that such continued regulation is important to protect new entrants such as Cable and Telecom from anticompetitive conduct by incumbent providers until such time as competition is established. The report also recommends limiting the incumbent phone companies’ unbundled wholesale facilities that would be available to competitive providers on a wholesale basis. The report recommends that “essential” facilities should continue to be made available and that non-essential facilities should be available for a transition period of three to five years. The report also recommends transitioning radio spectrum regulation from Industry Canada to the CRTC, after Industry Canada completes a spectrum policy review that will consider various issues such as spectrum licence fees and streamlining the spectrum licensing process. Upon receiving the panel’s report, the Minister of Industry stated that he will review the report in the coming weeks and months and that any steps towards implementation of the report’s recommendations would follow such review.

Proposed Policy Direction to the CRTC on Telecommunications

On June 13, 2006, the Honourable Maxime Bernier, Minister of Industry, tabled a proposed Policy Direction on Telecommunications in Parliament. The Direction signals the Government’s intention to direct the CRTC to rely on market forces to the maximum extent feasible under the Telecommunications Act and regulate, if needed, in a manner that interferes with market forces to the minimum extent necessary.

Rogers Wireless Inc.	12	Second Quarter 2006

Inukshuk

On March 31, 2006, Industry Canada approved the transfer of our Inukshuk license to Inukshuk Wireless Partnership, a Rogers-Bell joint venture. New licence terms were also issued. These licence terms require Inukshuk to return spectrum that it is not using as of December 31, 2009. At the same time as the licence was issued, Industry Canada issued their new policy on the 2.5 GHz spectrum used by Inukshuk. The policy confirms that the spectrum is currently only to be used for fixed services (which in Canada includes portable services). Companies that wish to have a mobile licence for this spectrum will be required to apply for a mobile licence and will be required to return one-third of the spectrum to the government. The returned spectrum will be auctioned. There is no assurance that we or any other incumbent licensee would be allowed to purchase the spectrum at an auction.

Wireless Video Services

In a decision issued on April 12, 2006, the CRTC determined that the mobile TV services provided by Wireless are exempt from regulation because they are delivered over the Internet. Furthermore, the CRTC has proposed a new order that will exempt all mobile TV services from regulation, whether they are delivered over the Internet, or not. We believe that this decision is very positive because it allows us to offer innovative new services without regulatory impediments.

UPDATES TO RISKS AND UNCERTAINTIES

Our significant risks and uncertainties are summarized in our 2005 Annual MD&A. There were no significant changes to those risks and uncertainties since December 31, 2005, except as follows:

We Are and Will Continue to Be Involved in Litigation.

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including Wireless and Fido. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs seek un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against us and other providers of wireless communications in most of Canada.

Rogers Wireless Inc.	13	Second Quarter 2006

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators that are defined and described in our 2005 Annual MD&A. These key performance indicators are not measurements in accordance with Canadian or U.S. GAAP, but we believe they allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. They include:

•	Network revenue and ARPU
•	Subscriber counts and subscriber churn
•	Operating expenses and average monthly operating expense per subscriber
•	Sales and marketing costs (or cost of acquisition) per gross subscriber addition
•	Operating profit
•	Operating profit margin
•	Additions to PP&E

See “Supplementary Information” section for calculations of the Non-GAAP measures.

INTERCOMPANY AND RELATED PARTY TRANSACTIONS

Summary of Charges From (To) Related Parties

There have been no significant changes to the intercompany and related party arrangements as disclosed in our 2005 Annual MD&A.

	Financial Statement	Three Months Ended June 30		Six Months Ended June 30
(In millions of dollars)	Category	2006	2005	2006	2005
RCI:
Management fees	Management fees	$3.1	$3.0	$6.2	$6.0
Rent income	Operating expenses, general and administrative ("OG&A")	(2.5)	(2.2)	(5.0)	(4.3)
Dividend declared	Retained earnings	40.5	-	80.6	-
Wireless products and services	Operating revenue	(0.2)	(0.2)	(0.6)	(0.5)
Cost of shared operating expenses	Various	59.9	58.6	134.9	113.3
Additions to PP&E	PP&E	10.9	25.0	23.4	33.8
		111.7	84.2	239.5	148.3
Rogers Cable: (1)
Wireless products and services for resale	Operating revenue	(7.5)	(8.6)	(14.3)	(11.7)
Subscriber activation commissions and customer service	OG&A	10.3	7.0	21.9	14.0
Rent income	OG&A	(1.5)	(1.3)	(3.0)	(2.6)
Wireless products and services	Operating revenue	(0.9)	(1.0)	(1.8)	(1.7)
Consolidated billing services	OG&A	(2.1)	(1.3)	(4.3)	(2.6)
Transmission facilities	Various	0.3	0.3	0.7	0.6
Long distance and roaming expenses	OG&A	7.6	-	13.1
Wireless broadband expenses	OG&A	-	-	0.1
Billing services	OG&A	-	-	0.5
Charges for PP&E	PP&E	-	-	-	(0.1)
		6.2	(4.9)	12.9	(4.1)
Rogers Media Inc: (1)
Blue Jays tickets	Various	-	0.0	-	0.0
Advertising	Sales and marketing	1.2	0.8	2.1	1.4
Rent income	OG&A	(3.0)	(2.8)	(6.0)	(5.7)
Wireless services	Operating revenue	(0.4)	(0.3)	(0.6)	(0.7)
		(2.2)	(2.3)	(4.5)	(5.0)
Other RCI subsidiary:
Interest on note receivable	Interest income	(39.9)	-	(79.3)	-

(1)    Rogers Cable and Rogers Media Inc. are wholly owned subsidiaries of the Company’s ultimate parent, RCI.

Rogers Wireless Inc.	14	Second Quarter 2006

We have entered into certain transactions with companies, the partners or senior officers of which are or have been directors of our Company and/or RCI. During the three and six months ended June 30, 2006 the total amounts paid by us to these related parties are as follows:

	Three months ended June 30,		Six months ended June 30,
(In millions of dollars)	2006	2005	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$0.6	$0.7	$0.6	$1.9
Interest charges and other financing fees	-	4.8	-	8.9
	$0.6	$5.5	$0.6	$10.8

As disclosed in Note 14 to our Annual Audited Consolidated Financial Statements for the year ended December 31, 2005, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million. During the six months ended June 30, 2006, we accrued dividends of $80.6 million on our First Preferred shares as part of this arrangement.

On April 7, 2006, as part of this arrangement, we paid dividends of $53.4 million to RCI on its First preferred shares. This payment included dividends of $10.7 million previously accrued in 2005. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid us interest of $52.6 million on the $2.0 billion note receivable that we held (refer to Note 4 of the 2005 Annual Audited Consolidated Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of RWI for cash consideration of $7.7 million. We also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI. As a result of the above transactions, we recorded a $6.8 million reduction to the future tax asset and a corresponding distribution recorded in our deficit.

On July 24, 2006, we paid dividends of $48.1 million to RCI on its First preferred shares. This payment included dividends of $10.2 million accured earlier in July 2006. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid us interest of $47.3 million on the $2.0 billion note receivable that we held. This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of RWI for cash consideration of $6.9 million. We also repaid the deeply subordinated demand promissory note of $48.1 million owing to RCI by transferring the $47.3 million non-interest bearing demand promissory note and cash of $0.7 million to one of the subsidiaries of RCI. We then redeemed our First preferred shares held by RCI by transferring the $2.0 billion note receivable to RCI. As a result of the above transactions, we recorded a $6.2 reduction to the future tax asset and a corresponding distribution recorded in our deficit.

Rogers Wireless Inc.	15	Second Quarter 2006

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In our 2005 Audited Consolidated Financial Statements, Notes thereto, and our 2005 MD&A, we have identified the accounting policies and estimates that are critical to the understanding of business operations and of our results of operations. For the three and six months ended June 30, 2006, there were no changes to our critical accounting policies and estimates from those found in our 2005 Annual MD&A.

NEW ACCOUNTING STANDARDS

In our 2005 Annual Audited Consolidated Financial Statements and Notes thereto, as well as in our 2005 Annual MD&A, we disclosed recent Canadian accounting pronouncements, namely CICA Handbook Section 3831 “Non-monetary transactions”, CICA Handbook Section 3855 “Financial Instruments - Recognition and Measurement”, CICA Handbook Section 1530 “Comprehensive Income” and CICA Handbook Section 3865 “Hedges”. CICA Handbook section 3831 did not have a material impact on our consolidated financial statements for the three and six months ended June 30, 2006. CICA Handbook Sections 3855, 1530 and 3865 are effective for interim and annual financial statements commencing in 2007. We are continuing to assess the impact of these new standards.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with our financial statements for the year ending December 31, 2006. We are currently evaluating the impact of this new standard.

SEASONALITY

Our operating results are subject to seasonal fluctuations that impact quarter-to-quarter operating results. Accordingly, one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results. In particular, this seasonality generally results in relatively lower fourth quarter operating profits due primarily to increased marketing and promotional expenditures and relatively higher levels of subscriber additions, resulting in higher subscriber acquisition and activation-related expenses. Seasonal fluctuation also typically occurs in the third quarter of each year when higher usage and roaming typically result in higher network revenue and operating profit.

Rogers Wireless Inc.	16	Second Quarter 2006

SUPPLEMENTARY INFORMATION
Calculations of Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended June 30,		Six months ended June 30,
except ARPU figures and operating profit margin)	2006	2005	2006	2005
Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,002.5	$816.7	$1,909.2	$1,567.0
Divided by: Average postpaid wireless voice and data subscribers	4,968.6	4,326.7	4,914.7	4,275.8
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$67.26	$62.92	$64.75	$61.08

Prepaid ARPU (monthly)
Prepaid revenue	$48.8	$53.0	$95.4	$101.0
Divided by: Average prepaid subscribers	1,294.3	1,306.6	1,311.8	1,316.5
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$12.57	$13.52	$12.12	$12.79

Cost of acquisition per gross addition
Total sales and marketing expenses	$137.6	$133.2	$265.8	$257.2
Equipment margin loss (acquisition related)	45.6	36.2	95.3	86.2
	$183.2	$169.4	$361.1	$343.4
Total gross wireless additions (postpaid, prepaid, and one-way messaging)	461.7	452.9	895.6	911.2
	$397	$374	$403	$377

Operating expense per average subscriber (monthly)
Operating, general, administrative and integration expenses	$337.0	$304.6	$660.3	$598.1
Management fees	3.1	3.0	6.2	6.0
Equipment margin loss (retention related)	48.3	35.9	98.7	73.4
	$388.4	$343.5	$765.2	$677.5
Divided by: Average total wireless subscribers	6,417.0	5,815.8	6,384.5	5,779.2
Divided by: 3 months for the quarter and 6 months for year-to-date	3	3	6	6
	$20.17	$19.69	$19.98	$19.54

Equipment margin loss
Equipment sales	$95.8	$89.2	$190.3	$161.3
Cost of equipment sales	(189.7)	(161.3)	(384.3)	(320.9)
	$(93.9)	$(72.1)	$(194.0)	$(159.6)

Acquisition related	$(45.6)	$(36.2)	$(95.3)	$(86.2)
Retention related	(48.3)	(35.9)	(98.7)	(73.4)
	$(93.9)	$(72.1)	$(194.0)	$(159.6)

Operating Profit Margin
Operating Profit	$483.7	$361.8	$885.8	$657.1
Divided by Network Revenue	1,055.3	874.7	2,012.1	1,678.0
Operating Profit Margin	45.8%	41.4%	44.0%	39.2%

Rogers Wireless Inc.	17	Second Quarter 2006

SUPPLEMENTARY INFORMATION
	2006		2005				2004
(in thousands of dollars)	Q1	Q2	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Income Statement
Operating revenue
Postpaid (voice and data)	$906,708	$1,002,506	$750,195	$816,751	$899,135	$917,363	513,077	560,852	604,541	682,658
Prepaid	46,570	48,817	48,062	52,981	55,336	53,209	24,566	25,632	25,013	41,447
One-way messaging	3,489	3,993	5,054	4,960	5,198	4,416	6,386	6,293	5,973	5,828
Network revenue	956,767	1,055,316	803,311	874,692	959,669	974,988	544,029	592,777	635,527	729,933
Equipment sales	94,470	95,815	72,060	89,194	109,221	123,521	48,812	63,143	85,609	83,695
Total operating revenue	1,051,237	1,151,131	875,371	963,886	1,068,890	1,098,509	592,841	655,920	721,136	813,628
Operating expenses (1)
Cost of equipment sales	194,601	189,721	159,586	161,325	209,074	243,230	85,416	109,016	144,410	170,698
Sales and marketing expenses	128,136	137,678	123,978	133,179	153,110	193,556	92,452	95,810	96,870	159,247
Operating, general and administrative expenses	320,043	335,754	289,551	292,914	312,444	344,070	195,316	204,002	210,345	265,168
Integration expenses	3,324	1,164	3,870	11,710	12,772	25,255	-	-	-	4,415
Management fees	3,096	3,096	3,006	3,006	3,007	3,006	2,919	2,919	2,918	2,919
Total operating expenses	649,200	667,413	579,991	602,134	690,407	809,117	376,103	411,747	454,543	602,447
Operating profit (2)	402,037	483,718	295,380	361,752	378,483	289,392	216,738	244,173	266,593	211,181
Depreciation and amortization	145,711	151,788	145,428	163,932	141,186	165,164	116,498	121,885	118,944	140,347
Operating income	256,326	331,930	149,952	197,820	237,297	124,228	100,240	122,288	147,649	70,834
Interest on long-term debt	(101,583)	(99,668)	(99,971)	(101,321)	(101,531)	(102,521)	(55,356)	(49,436)	(47,630)	(66,944)
Interest on note receivable (payable) from RCI and affiliated company	39,452	39,890	-	-	-	10,481	-	-	-	(7,196)
Foreign exchange gain (loss)	(1,229)	36,447	(3,987)	(11,754)	44,163	(2,725)	(24,376)	(32,776)	10,783	(345)
Change in fair value of derivative instruments	2,827	(33,002)	3,759	10,340	(42,767)	1,344	(18,900)	15,060	(5,206)	1,246
Loss on repayment of debt	-	-	-	-	-	-	(2,313)	-	-	-
Other income (expense)	(527)	571	(740)	609	(975)	(4,563)	1,037	18	4,036	2,849
Income tax expense - current	(1,425)	1,425	(1,789)	(1,661)	(1,296)	1,104	(1,319)	(1,319)	(1,320)	(2,540)
Income tax (expense) recovery - future	(48,775)	(89,203)	-	-	-	87,189	-	-	-	-
Net income (loss) for the period	$145,066	$188,390	$47,224	$94,033	$134,891	$114,537	$(987)	$53,835	$108,312	$(2,096)

Earnings (loss) per share - basic and diluted	$65.46	$117.45	$29.44	$58.63	$84.10	$64.75	$(0.62)	$33.57	$67.52	$(1.30)

Operating profit margin as % of network revenue	42.0%	45.8%	36.8%	41.4%	39.4%	29.7%	39.8%	41.2%	42.0%	28.9%
Other Statistics:
Additions to PP&E (1)	114,923	206,985	119,228	153,736	106,844	205,114	130,887	84,992	89,911	133,367
Property, plant and equipment	2,687,763	2,764,475	2,593,749	2,622,275	2,615,655	2,681,415	2,314,820	2,279,391	2,249,063	2,586,264
Total assets	7,203,890	7,217,234	5,028,069	5,030,414	4,981,947	7,103,401	3,138,008	3,143,837	3,199,357	5,054,803
Total long-term debt, including current portion	4,590,330	4,269,829	4,728,383	4,782,622	4,565,601	4,637,537	2,279,822	2,274,399	2,145,533	4,953,256
Shareholder's equity (deficiency)	1,355,750	1,507,721	(1,096,075)	(998,928)	(866,575)	1,246,502	440,740	495,419	604,790	(1,146,245)

Wireless (voice and data) retail subscribers (2)(3)(4)	6,216,700	6,330,800	5,583,200	5,707,700	5,951,700	6,168,000	3,843,200	3,925,800	4,023,300	5,518,200
Wholesale subscribers(3)	115,400	123,800	98,600	106,400	88,200	107,700	-	-	-	91,200

(1)    As previously defined. See “Key Performance Indicators and Non-GAAP measures” section.
(2)    Includes Fido subscriber base upon acquisition effective November 9, 2004.
(3)    Effective at the beginning of fourth quarter 2004, wholesale subscribers are reported separately under “wholesale”.
(4)    Total wireless retail subscribers at September 30, 2005 includes approximately 31,000 subscribers acquired as part of the purchase of Call-Net Enterprises Inc. ("Telecom").

Rogers Wireless Inc.	18	Second Quarter 2006

Caution Regarding Forward-Looking Statements

This MD&A includes forward-looking statements and assumptions concerning the future performance of our business, its operations and its financial performance and condition. These forward-looking statements include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. All statements that are not historical facts constitute forward-looking statements, as generally do statements containing expressions such as “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “guidance”, and similar expressions.

Such forward-looking statements are based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time, including but not limited to general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, technology deployment, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the wireless industry, regulatory changes, litigation and tax matters, and the level of competitive intensity, many of which are beyond our control. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and to not place undue reliance on such statements and assumptions. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Before making any investment decisions and for a more detailed discussion of the risks, uncertainties, material factors and assumptions associated with our business that were applied in drawing conclusions or making a forecasts set out in such forward looking information, see the section of our 2005 Annual MD&A entitled “Risks and Uncertainties” (found on pages 36 to 43), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections herein. Our annual and quarterly MD&A's can be found on www.sedar.com and www.sec.gov.

Additional Information

Additional information relating to us, including our Annual Information Form and Form 20-F, as well as a discussion of our most recent quarterly results, may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

Rogers Wireless Inc.	19	Second Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2006

Rogers Wireless Inc.	1	Second Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands of dollars, except per share amounts)	2006	2005	2006	2005
Operating revenue:
Postpaid (voice and data)	$1,002,506	$816,751	$1,909,213	$1,566,946
Prepaid	48,817	52,981	95,387	101,043
One-way messaging	3,993	4,960	7,482	10,014
Network revenue	1,055,316	874,692	2,012,082	1,678,003
Equipment sales	95,815	89,194	190,285	161,254
Total operating revenue	1,151,131	963,886	2,202,367	1,839,257

Operating expenses:
Cost of equipment sales	189,721	161,325	384,322	320,911
Sales and marketing expenses	137,678	133,179	265,814	257,157
Operating, general and administrative expenses	335,754	292,914	655,796	582,465
Management fees	3,096	3,006	6,192	6,012
Integration expenses (note 2)	1,164	11,710	4,488	15,580
Operating income before depreciation and amortization:	483,718	361,752	885,755	657,132
Depreciation and amortization	151,788	163,932	297,499	309,360
Operating income	331,930	197,820	588,256	347,772
Interest expense on long-term debt	(99,668)	(101,321)	(201,251)	(201,292)
Interest income from affiliated company	39,890	-	79,342	-
	272,152	96,499	466,347	146,480
Foreign exchange gain (loss)	36,447	(11,754)	35,218	(15,741)
Change in the fair value of derivative instruments	(33,002)	10,340	(30,175)	14,099
Other income (expense)	571	609	44	(131)
Income before income taxes	276,168	95,694	471,434	144,707
Income tax expense (recovery) (note 6):
Current	(1,425)	1,661	-	3,450
Future	89,203	-	137,978	-
Net income for the period	$188,390	$94,033	$333,456	$141,257

Earnings per share - basic and diluted (note 7)	$92.19	$58.63	$157.65	$88.07

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	2	Second Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Cash Flows
	Three Months ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Operating activities:
Net income for the period	$188,390	$94,033	$333,456	$141,257
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	151,788	163,932	297,499	309,360
Future income taxes	89,203	-	137,978	-
Loss on disposal of property, plant and equipment ("PP&E")	199	-	1,087	-
Unrealized foreign exchange loss (gain)	(36,725)	11,279	(35,879)	15,508
Stock-based compensation (note 5)	3,431	3,114	7,739	6,060
Change in the fair value of derivative instruments	33,002	(10,340)	30,175	(14,099)
Accrued interest due on notes receivable from Rogers Communications Inc. ("RCI")	(39,890)	-	(79,342)	-
	389,398	262,018	692,713	458,086
Change in non-cash working capital items	(24,387)	(26,515)	53,329	(104,876)
	365,011	235,503	746,042	353,210
Financing activities:
Issuance of long-term debt	215,000	-	427,000	-
Repayment of long-term debt	(360,189)	(225)	(623,434)	(396)
Settlement at maturity of derivative instruments	(10,286)	-	(10,286)	-
Payment of dividend on preferred shares to RCI	(822)	-	(822)	-
Issue of share capital	7,662	-	7,662	-
Advances of notes receivable from Rogers Wireless Communications Inc.	(9,000)	-	(157,000)	-
	(157,635)	(225)	(356,880)	(396)
Investing activities:
PP&E expenditures	(206,985)	(153,736)	(321,908)	(272,964)
Exercise of Fido call right on warrants	-	(38,778)	-	(38,778)
Change in non-cash working capital items related to PP&E expenditures	19,289	(23,833)	(20,042)	(21,637)
Acquisition of spectrum licences	-	-	-	(4,765)
	(187,696)	(216,347)	(341,950)	(338,144)
Increase in cash	19,680	18,931	47,212	14,670
Cash and cash equivalents (deficiency), beginning of period	(58,662)	50,393	(86,194)	54,654
Cash and cash equivalents (deficiency), end of period	$(38,982)	$69,324	$(38,982)	$69,324

Supplemental cash flow information:
Interest paid	$128,916	$153,779	$204,955	$196,786
Income taxes paid	1,026	1,627	2,298	3,495

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances, arising from outstanding cheques.

Change in Non-Cash Working Capital Items

	Three Months ended June 30,		Six Months Ended June 30,
(In thousands of dollars)	2006	2005	2006	2005
Cash provided by (used in):
Decrease (increase) in accounts receivable	$(39,077)	$(34,880)	$(15,732)	$15,752
Decrease (increase) in other assets	(18)	17,575	(43,192)	(22,946)
Increase (decrease) in accounts payable and accrued liabilities	(56,841)	(2,443)	24,427	(93,076)
Increase (decrease) in unearned revenue	10,249	(6,797)	16,971	(6,062)
Increase in amounts due to affiliated companies	61,300	30	70,855	1,456
	$(24,387)	$(26,515)	$53,329	$(104,876)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	3	Second Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Balance Sheets

	June 30,	December 31,
(In thousands of dollars)	2006	2005
Assets
Current assets
Accounts receivable	$535,845	$501,693
Note receivable from affiliated company (note 9)	2,000,000	2,000,000
Note receivable from Rogers Wireless Communications Inc. (note 9)	157,000	-
Interest receivable from affiliated company	37,267	10,521
Other current assets	137,655	93,625
Future tax asset	335,525	290,535
	3,203,292	2,896,374
Property, plant and equipment	2,764,475	2,681,415
Goodwill (note 6)	87,011	148,456
Intangible assets	860,016	941,132
Deferred charges	43,944	48,339
Future tax asset	251,335	379,696
Other long-term assets	7,161	7,989
	$7,217,234	$7,103,401

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$38,982	$86,194
Accounts payable and accrued liabilities	555,312	554,332
Current portion of long-term debt (note 4)	22,562	182,765
Current portion of fair value of derivative instruments	20,037	13,389
Due to parent and affiliated companies (note 9)	124,823	53,968
Dividend payable to Rogers Communications Inc.	37,842	10,685
Unearned revenue	95,786	78,817
	895,344	980,150

Long-term debt (note 4)	4,247,267	4,454,772
Derivative instruments	566,902	421,977
	5,709,513	5,856,899
Shareholders' equity (note 5)	1,507,721	1,246,502
	$7,217,234	$7,103,401

Subsequent events (note 9)
Contingencies (note 10)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	4	Second Quarter 2006

Rogers Wireless Inc.
Unaudited Consolidated Statements of Deficit

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
(In thousands of dollars)	2006	2005
Deficit, beginning of period	$(874,620)	$(1,249,620)
Net income for the period	333,456	141,257
Distribution to RCI (note 9)	(6,832)	-
Dividends on preferred shares	(80,582)	-
Deficit, end of period	$(628,578)	$(1,108,363)

See accompanying Notes to Unaudited Interim Consolidated Financial Statements.

Rogers Wireless Inc.	5	Second Quarter 2006

Rogers Wireless Inc.
Notes to Unaudited Consolidated Financial Statements
Three and Six Months Ended June 30, 2006 and 2005

These Unaudited Consolidated Financial Statements do not include all of the disclosures required by Canadian generally accepted accounting principles (“GAAP”) for annual financial statements. They should be read in conjunction with the Audited Annual Consolidated Financial Statements, including the Notes thereto, for the year ended December 31, 2005 (the “2005 Financial Statements”).

1.    Basis of Presentation and Accounting Policies:

The interim Unaudited Consolidated Financial Statements include the accounts of Rogers Wireless Inc., its wholly owned subsidiaries, and joint ventures on a proportionate basis (collectively “the Company”). The Company is a wholly owned subsidiary of Rogers Wireless Communications Inc. (“RWCI”). RWCI is a wholly owned subsidiary of Rogers Communications Inc. (“RCI”). The Notes presented in these interim Unaudited Consolidated Financial Statements include only significant changes and transactions occurring since the Company’s last year end and are not fully inclusive of all matters normally disclosed in the Company’s annual audited consolidated financial statements. The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results, and thus one quarter’s operating results are not necessarily indicative of a subsequent quarter’s operating results.

These interim Unaudited Consolidated Financial Statements follow the same accounting policies and methods of application as the 2005 Financial Statements. Certain of the prior year’s comparative figures have been reclassified to conform to the current year’s presentation.

Emerging Issues Committee (“EIC”) Abstract 162, “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was issued on July 6, 2006. EIC 162 requires that the compensation cost attributable to awards granted to employees eligible to retire at the grant date should be recognized on the grant date if the award’s exercisability does not depend on continued service. Additionally, awards granted to employees who will become eligible to retire during the vesting period should be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC 162 must be applied retroactively, with restatement of prior periods, effective with the financial statements of the Company for the year ending December 31, 2006. The Company is currently evaluating the impact of this new standard.

2.    Fido Integration:

During the three and six months ended June 30, 2006, the Company incurred $1.2 million and $4.5 million, respectively (2005 - $11.7 million and $15.6 million, respectively) in integration expenses related to its November 2004 acquisition of Microcell Telecommunications Inc. (“Fido”). Additionally, during the three and six months ended June 30, 2006, the Company paid $2.8 million and $10.7 million, respectively (2005 - $4.7 million and $10.8 million, respectively), related to the liabilities assumed on acquisition and included in the purchase price allocation.

Rogers Wireless Inc.	6	Second Quarter 2006

3.    Contributions to Inukshuk Wireless Partnership:

On March 31, 2006, the Company contributed certain assets to Inukshuk Wireless Partnership (“Inukshuk”), a joint venture with Bell Canada, in which each venturer has a 50% ownership interest. Inukshuk provides wireless broadband Internet capacity to the partners in 20 centres across the country. The partners in turn market, sell, support and bill for their respective service offerings over their network. The Company’s contribution on March 31, 2006 included 2.5GHz spectrum with a fair value of $55.0 million. As at June 30, 2006 and for the three and six months ended June 30, 2006, proportionately consolidating 50% of Inukshuk resulted in the following increases (decreases) in the accounts of the Company:

	For the three	As at and for the six
	months ended	months ended
(In thousands of dollars)	June 30, 2006	June 30, 2006
Current assets		$14,692
Long term assets		38,979
Current liabilities		7,274
Revenue	$8	38
Expenses	4,873	6,803
Net loss	4,865	6,765

4.    Long-term Debt:

		Interest	June 30,	December 31,
(In thousands of dollars)		Rate	2006	2005
(i)	Bank credit facility	Floating	$35,000	$71,000
(ii)	Senior Secured Notes, due 2006	10.50%	-	160,000
(iii)	Floating Rate Senior Secured Notes, due 2010	Floating	613,250	641,245
(iv)	Senior Secured Notes, due 2011	9.625%	546,350	571,291
(v)	Senior Secured Notes, due 2011	7.625%	460,000	460,000
(vi)	Senior Secured Notes, due 2012	7.25%	524,050	547,973
(vii)	Senior Secured Notes, due 2014	6.375%	836,250	874,425
(viii)	Senior Secured Notes, due 2015	7.50%	613,250	641,245
(ix)	Senior Secured Debentures, due 2016	9.75%	172,715	180,598
(x)	Senior Subordinated Notes, due 2012	8.00%	446,000	466,360
(xi)	Mortgage payable, capital leases and other	Various	22,964	23,400
			4,269,829	4,637,537
Less current portion			(22,562)	(182,765)
			$4,247,267	$4,454,772

On June 1, 2006, the Company repaid, at maturity, the $160.0 million aggregate principal amount outstanding of its 10.50% Senior Secured Notes due 2006.

Rogers Wireless Inc.	7	Second Quarter 2006

5.    Shareholders’ Equity:

	June 30,	December 31,
(In thousands of dollars)	2006	2005
Capital stock:
Issued and outstanding-
1,603,638 (2005 - 1,603,628) Class A Common shares	$104,547	$96,885
1,000,000 (2005 - 1,000,000) First Preferred Shares	2,000,000	2,000,000
Contributed surplus	31,752	24,237
	2,136,299	2,121,122
Deficit	(628,578)	(874,620)
	$1,507,721	$1,246,502

During the three months ended June 30, 2006, 10 Class A Common Shares were issued for cash consideration of $7.7 million (note 9).

Stock-based compensation:

During the three and six months ended June 30, 2006, the Company recorded compensation expense of approximately $3.4 million and $7.7 million, respectively (2005 - $3.1 million and $6.1 million, respectively) related to RCI stock options granted to employees; an amendment to the RCI option plans; the grant of RCI performance options to certain key employees; and RCI restricted share units granted to employees. The details of these stock-based compensation transactions are as follows:

(a)
There were 8,320 and 84,270 options granted to employees during the three and six months ended June 30, 2006, respectively (2005 - 5,490 and 122,440 options, respectively). The weighted average estimated fair value at the date of the grant for RCI options granted during the three and six months ended June 30, 2006 was $18.45 and $17.67 per share, respectively (2005 - $14.99 and $15.34 per share, respectively). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Risk-free interest rate	4.29%	3.89%	4.07%	4.01%
Dividend yield	0.31%	0.29%	0.33%	0.29%
Volatility factor of the future expected market price of RCI's Class B Non-Voting shares	36.64%	44.13%	37.40%	43.93%
Weighted average expected life of the options	4.9 years	5.4 years	4.9 years	5.6 years

(b)
Effective March 1, 2006, RCI amended certain provisions of its stock option plans which resulted in a new measurement date for purposes of determining compensation cost. The amendment provides that on the death or retirement of an option holder, or the resignation

Rogers Wireless Inc.	8	Second Quarter 2006

5.           Shareholders’ Equity (continued):

of a director, options would continue to be exercisable until the original expiry date in accordance with their original terms and the vesting would not be accelerated but instead would continue in accordance with the original vesting period. The amendment resulted in a $1.2 million charge to expense on the March 1, 2006 measurement date. The fair value of each modified option was estimated on the March 1, 2006 measurement date using the Black-Scholes option pricing model with the following assumptions:

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	42.30%
Weighted average expected life of the options	5.6 years

(c)
On March 1, 2006, RCI granted 85,850 performance options to certain employees of the Company. These options vest on a straight line basis over four years provided that certain targeted stock prices are met. A binomial valuation model was used to determine the $1.5 million fair value of these options at the date of grant. Of this $1.5 million, $0.1 million and $0.1 million was recorded as compensation expense in the three and six months ended June 30, 2006, respectively, with the remainder to be recognized over the remaining service period. The fair value of each option was calculated on the March 1, 2006 measurement date based on the following assumptions:

Risk free interest rate	4.05%
Dividend yield	0.33%
Volatility factor of the future expected market price of RCI Class B Non-Voting shares	39.60%
Weighted average expected life of the options	5.4 years

d)
During the three and six months ended June 30, 2006, nil and 26,651 restricted share units of RCI, respectively, were issued to employees of the Company (2005 - nil and 52,525, respectively). As at June 30, 2006, 66,651 restricted share units were outstanding (2005 - 52,525). These restricted share units vest at the end of three years from the grant date. The Company records compensation expense over the vesting period taking into account fluctuations in the market price of the Class B Non-Voting shares of RCI.

Rogers Wireless Inc.	9	Second Quarter 2006

 6.    Income Taxes:

Current income tax expense has historically consisted primarily of the Canadian Federal Large Corporations Tax (“LCT”). Due to the elimination of the LCT, a current income tax recovery of $1.4 million has been recorded for the three month period ended June 30, 2006 to reverse amounts expensed during the previous quarter.

Future income tax expense in the current periods resulted primarily from the utilization of non-capital loss carryforwards, the benefit of which had been recognized at December 31, 2005. In addition, as at June 30, 2006, the Company reduced the valuation allowance recorded against certain future income tax assets by $82.3 million. Approximately $61.4 million of the future income tax assets recognized relate to future income tax assets arising on acquisitions. Accordingly, this portion of the benefit has been reflected as a reduction of goodwill.

7.    Earnings Per Share:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands, except per share amounts)	2006	2005	2006	2005
Numerator:
Net income for the period	$188,390	$94,033	$333,456	$141,257
Cumulative dividends on First preferred shares	(40,514)	-	(80,582)	-
Basic and diluted earnings for the period	$147,876	$94,033	$252,874	$141,257
Denominator:
Weighted average number of shares - Basic and diluted	1,604	1,604	1,604	1,604
Earnings per share for the period - Basic and diluted	$92.19	$58.63	$157.65	$88.07

8.    Pensions:

For the three and six months ended June 30, 2006, the Company made required contributions to the RCI pension plans in the amount of $2.9 million and $5.1 million, respectively (2005 - $2.0 million and $4.1 million, respectively) resulting in pension expense of the same amount. In addition, the expense related to unfunded supplemental executive retirement plans was $0.03 million and $0.05 million for the three and six months ended June 30, 2006, respectively (2005 - nil and $0.1 million, respectively).

Rogers Wireless Inc.	10	Second Quarter 2006

9.    Related Party Transactions:

The amounts due to RCI and its subsidiaries are comprised of the following:

	June 30,	December 31,
(In thousands of dollars)	2006	2005
RWCI	$41,679	$41,379
RCI	58,343	10,346
Rogers Cable Inc. ("Rogers Cable")	24,801	2,243
	$124,823	$53,968

The above amounts, excluding RWCI, reflect intercompany charges for capital and operating expenditures and management fees and are short term in nature.

As at June 30, 2006, the Company had a note receivable of $2.0 billion (December 31, 2005 - $2.0 billion) with related interest receivable of $37.2 million (December 31, 2005 - $10.5 million) due from a subsidiary of RCI. In addition, as at June 30, 2006, the Company had a dividend payable of $37.8 million (December 31, 2005 - $10.7 million) on its First preferred shares due to Rogers Communications Inc. This note receivable and First preferred shares arose as part of an arrangement to transfer tax losses to the controlling shareholder of RCI as described in note 14 of the 2005 Annual Audited Consolidated Financial Statements and below.

As at June 30, 2006, the Company had a note receivable of $157 million (December 31, 2005 - nil) due from RWCI.

A summary of all significant charges from (to) related parties, which have been accounted for at exchange amounts, is as follows:

Rogers Wireless Inc.	11	Second Quarter 2006

9.    Related Party Transactions (continued):

	Financial Statement	Three Months Ended June 30,		Six Months Ended June 30,
(In millions of dollars)	Category	2006	2005	2006	2005
RCI:
Management fees	Management fees	$3,096	$3,006	$6,192	$6,012
Rent income	Operating expenses, general and administrative ("OG&A")	(2,494)	(2,185)	(4,998)	(4,340)
Dividend declared	Retained earnings	40,514	-	80,582	-
Wireless products and services	Operating revenue	(307)	(276)	(614)	(460)
Cost of shared operating expenses	Various	59,914	58,645	134,948	113,282
Additions to PP&E	PP&E	10,938	25,030	23,373	33,784
		$111,661	$84,220	$239,483	$148,278
Rogers Cable: (1)
Wireless products and services for resale	Operating revenue	$(7,565)	$(8,589)	$(14,257)	$(11,749)
Subscriber activation commissions and customer service	OG&A	10,294	7,014	21,874	14,003
Rent income	OG&A	(1,481)	(1,284)	(2,962)	(2,567)
Wireless products and services	Operating revenue	(871)	(1,001)	(1,807)	(1,737)
Consolidated billing services	OG&A	(2,133)	(1,337)	(4,338)	(2,576)
Transmission facilities	Various	326	326	652	652
Long distance and roaming expenses	OG&A	7,620	-	13,080
Wireless broadband expenses	OG&A	-	-	119
Billing services	OG&A	-	-	545
Charges for PP&E	PP&E	-	-	-	(125)
		$6,190	$(4,871)	$12,906	$(4,099)
Rogers Media Inc: (1)
Blue Jays tickets	Sales and marketing	$-	$27	$-	$27
Advertising	Sales and marketing	1,224	794	2,110	1,424
Rent income	OG&A	(3,005)	(2,845)	(6,010)	(5,690)
Wireless services	Operating revenue	(351)	(258)	(607)	(713)
		$(2,132)	$(2,282)	$(4,507)	$(4,952)
Other RCI subsidiary:
Interest on note receivable	Interest income	$(39,891)	$-	$(79,343)	$-

 (1)    Rogers Cable and Rogers Media Inc. are wholly-owned subsidiaries of the Company’s ultimate parent, RCI.

The Company has entered into certain transactions with companies, the partners or senior officers of which are or have been directors of the Company and/or RCI. During the three months ended March 31, 2006 and 2005, the total amounts paid by the Company to these related parties were as follows:

	Three months ended June 30,		Six months ended June 30,
(In thousands of dollars)	2006	2005	2006	2005
Legal services, and commissions paid on premiums for insurance coverage	$637	$667	$637	$1,907
Interest charges and other financing fees	-	4,792	-	8,872
	$637	$5,459	$637	$10,779

As disclosed in note 14 to the Annual Audited Consolidated Financial Statements of the Company for the year ended December 31, 2005, with the approval of the Board of Directors, RCI entered into an arrangement to sell to its controlling shareholder, for $13 million in cash, the shares of two of RCI’s wholly owned subsidiaries whose only assets consist of tax losses aggregating approximately $100 million. During the six months ended June 30, 2006, the Company accrued dividends of $80.6 million on its First Preferred shares as part of this arrangement.

On April 7, 2006, as part of this arrangement, the Company paid dividends of $53.4 million to RCI on its First preferred shares. This payment included dividends of $10.7 million previously accrued in 2005. The dividends were paid by the issuance of a deeply subordinated demand

Rogers Wireless Inc.	12	Second Quarter 2006

9.    Related Party Transactions (continued):

non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid the Company interest of $52.6 million on the $2.0 billion note receivable held by the Company (refer to Note 4 of the 2005 Annual Audited Consolidated Financial Statements). This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of the Company for cash consideration of $7.7 million. The Company also repaid the deeply subordinated demand promissory note of $53.4 million owing to RCI by transferring the $52.6 million non-interest bearing demand promissory note and cash of $0.8 million to one of the subsidiaries of RCI. The above transactions resulted in a $6.8 million reduction to the future tax asset recorded by the Company and a corresponding distribution recorded in the Company’s deficit.

On July 24, 2006, the Company paid dividends of $48.1 million to RCI on its First preferred shares. This payment included dividends of $10.2 million accrued earlier in July 2006. The dividends were paid by the issuance of a deeply subordinated demand non-interest bearing promissory note. In addition, one of these wholly owned subsidiaries of RCI paid the Company interest of $47.3 million on the $2.0 billion note receivable held by the Company. This interest was paid by the issuance of a non-interest bearing demand promissory note. After these payments of interest and dividends, RWCI subscribed for 10 common shares of the Company for cash consideration of $6.9 million. The Company also repaid the deeply subordinated demand promissory note of $48.1 million owing to RCI by transferring the $47.3 million non-interest bearing demand promissory note and cash of $0.7 million to one of the subsidiaries of RCI. The Company then redeemed its First preferred shares held by RCI by transferring the $2.0 billion note receivable to RCI. The above transactions will result in a $6.2 million reduction to the future tax asset recorded by the Company and a corresponding distribution recorded in the Company’s deficit.

10.    Contingencies

On August 9, 2004, a proceeding under the Class Actions Act (Saskatchewan) was brought against providers of wireless communications in Canada, including the Company. The proceeding involves allegations by wireless customers of breach of contract, misrepresentation, false advertising and unjust enrichment arising out of the charging of system access fees. The plaintiffs are seeking un-quantified damages from the defendant wireless communications service providers. In July 2006, the Saskatchewan court denied the plaintiffs’ application to have the proceeding certified as a class action. However, the court granted leave to the plaintiffs to renew their applications in order to address the requirements of the Saskatchewan class proceedings legislation. Similar proceedings have also been brought against the Company and other providers of wireless communications in most of Canada. The Company has not recorded a liability for this contingency since the likelihood and amount of any potential loss cannot be reasonably estimated.

Rogers Wireless Inc.	13	Second Quarter 2006